Exhibit 99.2

DHX MEDIA ANNOUNCES PRICING OF ADDITIONAL SENIOR
UNSECURED NOTES

Halifax, NS (May 10, 2016) – DHX Media Ltd. (“DHX” or the “Company”) (NASDAQ: DHXM; TSX: DHX.A, DHX.B), the world’s leading independent, pure-play kids’ content company, announced today that it has priced its previously announced private offering (the “Offering”) of an additional C$50 million aggregate principal amount of its 5.875% senior unsecured notes due December 2, 2021 (the “Notes”). The Notes will be issued at C$975 per C$1,000.00 principal amount, plus accrued interest from and including December 2, 2015 to the delivery of the Notes.

The Offering is being underwritten by RBC Capital Markets and Scotiabank, as joint bookrunning managers, in a syndicate that includes Canaccord Genuity, CIBC Capital Markets, TD Securities, BMO Capital Markets, Credit Suisse, GMP Securities, HSBC, and National Bank Financial Markets.

The Notes will be offered on a private placement in Canada under available prospectus exemptions. The Notes will also be offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The Offering is expected to close on or about May 13, 2016, subject to customary closing conditions.

DHX intends to use the net proceeds from the Offering, after deducting underwriting fees and estimated offering expenses, to repay indebtedness under its existing senior secured credit facilities.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Toronto Stock Exchange has neither approved nor disapproved the form or content of this press release.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play kids’ content company. Owner of the world's largest independent library of kids’ and family content, at more than 11,500 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, without limitation, statements regarding the Offering and use of proceeds thereof and the Company’s estimates regarding the size of its library. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which form part of the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor relations, please contact:
Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media, please contact:
Shaun Smith - Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com

+1 416-977-7230

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400